LAZYDAYS HOLDINGS, INC.

6130 Lazy Days Blvd.

Seffner, Florida 33584

(813) 246-4999

May 25, 2018

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lazydays Holdings, Inc.
Registration Statement on Form S-1 filed March 30, 2018,
as amended by Amendment No. 1 thereto filed April 25, 2018,
Amendment No. 2 thereto filed May 22, 2018,
Amendment No. 3 thereto filed May 24, 2018, and
Amendment No. 4 thereto filed May 25, 2018
File No. 333-224063 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lazydays Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 5:00 p.m., Eastern Time, on Tuesday, May 29, 2018, or as soon thereafter as is practicable.

In making its request, the Company acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Esther Moreno at Akerman LLP at (305) 982-5519 as soon as the Registration Statement has been declared effective.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Nicholas Tomashot
Nicholas Tomashot
Chief Financial Officer